Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No. 333-223079 Dated March 5, 2018 March 2018 Bridgewater Bancshares, Inc. Initial Public Offering (Nasdaq: BWB)

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Offering Disclosure This presentation contains certain forward-looking statements that reflect the views of Bridgewater Bancshares, Inc. (“BWB”) with respect to, among other things, future events and financial performance. Words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “could,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of those words or other comparable words a re intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about BWB’s industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond BWB’s control. Accordingly, you are cautioned that any such forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict, including those risks described under the heading “Risk Factors” in BWB’s registration statement on Form S-1, filed with the Securities and Exchange Commission. Although BWB believes that the expectations reflected in such forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the expected results expressed or implied by such forward-looking statements. Unless otherwise required by law, BWB also disclaims any obligation to update its view of any such risks or uncertainties or to announce publicly the result of any revisions to the forward-looking statements made in this presentation. This presentation does not constitute an offer to sell, nor a solicitation of an offer to buy, any securities of BWB by any person in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation. Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of the securities of BWB or passed upon the acc uracy or adequacy of this presentation. Any representation to the contrary is a criminal offense. Except as otherwise indicated, this presentation speaks as of the date hereof. The delivery of this presentation shall not, u nder any circumstances, create any implication that there has been no change in the affairs of BWB after the date hereof. Certain of the information contained herein may be derived from information provided by industry sources. BWB believes that such information is accurate and that the sources from which it has been obtained are reliable. BWB cannot guarantee the accuracy of such information, however, and has not independently verified such information. This presentation includes certain non-GAAP financial measures intended to supplement, not substitute for, comparable U.S. Generally Accepted Accounting Principles (“GAAP”) measures. Reconciliations of these non-GAAP financial measures are provided in the Appendix to this presentation. BWB believes these non-GAAP financial measures provide useful information to both management and investors to analyze and evaluate BWB’s financial performance. Because not all companies use the same calculations for these measures, the information in this presentation may not be comparable to other similarly titled measures as calculated by other companies. BWB has filed a registration statement (including a prospectus), which is preliminary and subject to completion, with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statemen t and the other documents that BWB has filed with the Securities and Exchange Commission for more complete information about BWB and the offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s web site at www.sec.gov. Alternatively, BWB, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: Sandler O’Neill + Partners, L.P. toll-free at 1-866-805-4128 or by emailing syndicate@sandleroneill.com, or D.A. Davidson & Co. toll-free at 1-800-332-5915 or by emailing prospectusrequest@dadco.com. 2

BRIDGEWATER BANCSHARES, INC.

Offering Summary

Issuer:	Bridgewater Bancshares, Inc.
Ticker Symbol / Exchange	"BWB" / Nasdaq Capital Market
Shares Offered:	6,700,000
Structure:	65% Primary / 35% Secondary
Filing Range:	$10.50 - $12.50 per share
Aggregate Offering Amount:	$77,050,000[1]
Pro Forma Shares Outstanding:	29,054,374
Underwriters' Purchase Option:	15% (100% primary)
Lock-up:	180 days for directors, executives & certain shareholders
Use of Proceeds:	Support growth and general corporate purposes
Book Running Managers:	Sandler O'Neill + Partners, L.P., D.A. Davidson & Co.

[1] Based on midpoint of filing price range, excluding underwriters' purchase option

3

2005 4 the acguisition of a compl ementary st11all bank in 2016 SUCCESSFULLY COMPLETED FOUNDED IN by a group of industry veterans and local business leaders

{;\ 'C:) June: Private offering raises $5.2 million June: Initialoffering raises $10 million in capital November: Bridgewater Bank opens for business in Bloomington, MN December: Issued subordinated debt for $3.5 million 2006 2009 August: Private offering 2008 reaches profitability in its third month of operation April: Assets surpass $1.0 billion July: Assets surpass $500 million ® 2017 @ May:First National Bank of the Lakes opens as Bridgewater Bank August: Private offering raises $8.0 million [3? July:Institutional investors participate in $27.5 million private offering 2015 Minneapolis downtown branch opens for business 2016 @ 2013 September:Institutional investors participate in $15 million private offering July: Issued $25 million subordinated debt @ Assets surpass $1.5 billion December: Agreement signed to acquire First National Bank of the Lakes [3? 5

JERRY BAACK Chairman, President and Chief Executive Officer MARY JAYNE CROCKER Executive Vice President and Chief Operating Officer JEFF SHELLBERG Executive Vice President and Chief Credit Officer NICK PLACE JOE CHYBOWSKI Senior Vice President and Chief Financial Officer Senior Vice President and Chief Lending Officer 6

FOCUSED ON ENTREPRENEURS by providing responsive support and simple solutions. IN MULTIFAMILY LENDING TEAM WITH SIGNIFICANT INDUSTRY EXPERIENCE and more than 20 years of regulatory experience. AND RISK MANAGEMENT growth prospects. We believe our strong credit metrics are the result of prudent underwriting standards and knowledge of our clients. 7 ORGANIZATIONAL FOCUS ON PRODUCTIVITY We understand that operational efficiency is critical to our profitability and future Our team has over 100 years of combined banking and financial experience EXPERIENCED & TALENTED STRATEGIC LEADERSHIP EXPERTISE IN COMMERCIAL REAL ESTATE WITH A NICHE We are committed to serving the diverse needs of commercial real estate investors, small business entrepreneurs and high net worth individuals. FOUNDED BY, FUNDED BY & Our purpose is to be the finest entrepreneurial bank in the Twin Cities

Differentiators Commercial business expertise Experienced and non-hierarchical leadership Multifamily niche Culture based on accountability Efficient branch footprint Entrepreneurial Strong brand with extensive referral network Highly efficient team Responsive support and simple solutions Robust loan and deposit growth Very low nonperforming assets Capital levels reliably maintained Strong credit culture Consistent earnings growth Proactive risk management 8

Financial Highlights As of December 31, 2017 $1,617 2013 2014 2015 2016 2017 $16.9 $9.9 2013 2014 2015 2016 2017 *ROA and ROE in 2017, excluding a one-time additional expense of $2.0 million related to the revaluation of our deferred tax asset, would have been 1.30% and 14.75%, respectively 9 $13.2 $11.2 $6.5 Net Income ($ Millions) $1,260 $929 $576 $702 Total Assets ($ Millions) Balance Sheet ($ Millions) Tota l As s ets $1,617 Ca s h a nd Securi ti es $256 Gros s Loa ns $1,347 Tota l Depos i ts $1,339 Tota l Equi ty $137 LTM Performance Ratios and Profitability Return on Avera ge As s ets (ROA)* 1.16% Return on Avera ge Equi ty (ROE)* 13.18% Net Interes t Ma rgi n 3.92% Effi ci ency Ra ti o 44.4% Loa ns to Depos i ts 100.6% Net Income ($ Mi l l i on) $16.9 Capital Ratios Ta ngi bl e Common Equi ty / Ta ngi bl e As s ets 8.26% Levera ge Ra ti o 8.38% Common Equi ty Ti er 1 Ri s k-Ba s ed Ca pi ta l Ra ti o 9.49% Tota l Ri s k-Ba s ed Ca pi ta l Ra ti o 12.46% Asset Quality Nona ccrua l Loa ns ($ Mi l l i on) $1.1 Nona ccrua l Loa ns / Tota l Loa ns 0.08% Nonperformi ng As s ets ($ Mi l l i on) $1.7 Nonperformi ng As s ets / Tota l As s ets 0.11% ALLL / Nonperformi ng Loa ns 1,449%

Bla ine Circle Pines Hanover Hugo Corcoran Jlrooklyn Pa rte Mou nds View White Bear Beach White Bear lake Greenfield Brooklyn Center Shoreview New Brighton Vad nais Heights Mahtomedi Columbia Heights Ia no Q Crystal Roseville Falcon Independence Plymouth Bayport Medina Maplewood lake Elmo Golden Valley Orono M . • 1. Heights Hudson lakelani:l m po1s Oakdale Wayzata . 100 Stlou•is Pa (0 " St Paul @) Minnetonka Mound • Hopkins Woodbury Edina St Bonifacius Afton cz Shorewo. South St Paul Mendota 0 Richfierd • F'1 Heights Chanhassen Eden Pra1rie Victoria St Paul Park R iver Falls conia Bloomington Shakopee Chaska r;]l Savage Dahlgren 1logne Bu rnsvil Apple Valley Hastings Ellswc Vi!lag Tri mbelle Prior lake \ "\ Jordan Empire Farmington !lie Plai ne Helena Trenton Eureka Center Cedar lake • Existing Source: S&P Global Market Intelligence 10 Opening anticipated in Summer 2018

Deposit Market Share 1 2 3 4 5 6 7 8 9 Wel l s Fa rgo & Co. U.S. Ba ncorp TCF Fi na nci a l Corp. Bremer Fi na nci a l Corp. Ba nk of Montrea l As s oci a ted Ba nc-Corp Ol d Na ti ona l Ba ncorp Kl ei n Fi na nci a l Inc. Ba nk of Ameri ca Corp. CA MN MN MN - WI IN MN NC 98 99 87 25 32 24 17 19 7 $76,689,285 $70,184,348 $6,163,189 $4,246,178 $3,125,818 $1,724,183 $1,677,373 $1,512,396 $1,435,337 40.64 37.19 3.27 2.25 1.66 0.91 0.89 0.80 0.76 Source: S&P Global Market Intelligence; deposit market share data as of 6/30/2017 11 10 Bridgewater Bancshares Inc. MN 6 $1,223,929 0.65 Deposits in Rank Company Market Market 2017 Institution Headquarters Branches ($000s) Share (%) Twin Cities MSA

Source: S&P Global Market Intelligence; Nielsen; U.S. Bureau of Labor Statistics, U.S. Bureau of Economic Analysis Midwest is based on 20 largest Midwest MSAs National is based on 20 largest National MSAs MSA is defined as metropolitan statistical area. BWB's MSA is the Minneapolis-St. Paul-Bloomington metropolitan statistical area 12

Market Demographics 2017 Unemployment Rate 4.70% 5.00% 4.50% 4.00% 3.50% 3.00% 2.50% 2.00% 1.50% 1.00% 0.50% 0.00% 3.90% Midwest 1 National 2 Twin Cities Chicago Detroit 2017 Median Household Income ($000s ) $72,729 2012 - 2017 Population Change 6.00% $75,000 $70,000 $65,000 $60,000 $55,000 $50,000 $45,000 $40,000 $35,000 $30,000 5.16% 5.00% 4.00% 3.00% 2.00% 1.00% 0.00% Midwest 1 National 2 Midwest 1 National 2 Twin Cities Chicago Detroit Twin Cities Chicago Detroit Source: S&P Global Market Intelligence; Nielsen; U.S. Bureau of Labor Statistics, U.S. Bureau of Economic Analysis ¹Based on 20 largest Midwest MSAs ²Based on 20 largest National MSAs 13 4.14% 1.97% 0.81% 0.12% $65,458$64,901 $56,429$57,427 2.40% 4.20% 3.40%

Loan Portfolio 0.3% As of December 31, 2017 • • Strong organic growth Commercial real estate (CRE) and multifamily niches Prominent multifamily lender in Twin Cities 5-year CAGR of gross loans outperforms both peer groups at 17.7%1 and 10.5%2 9.7% 16.2% Construction & Development 1-4 Family Multifamily Owner-Occupied CRE Non Owner-Occu pied CR E Commercia l & Indus trial Consumer & Other 14.5% • 30.8% 23.6% • 4.9% $1,347,113 2013 2014 2015 2016 2017 Total Loans ($000s) 1 High Loan Growth Peer Group, defined as 9 publicly traded bank holding companies with a 5-year gross loans CAGR greater than 15.0% 2 High Performing Peer Group, defined as 12 publicly traded bank holding companies with 5-year average ROA greater than 1.15% and 5-year average efficiency ratio less than 60.0% 14 $1,000,739 $799,497 $598,547 $477,114

CRE Risk Management and Portfolio Diversification As of December 31, 2017 Hospitality, • • • Total Construction & Development 15.1% Robust CRE risk management system Well diversified CRE portfolio Assisted Living & Other 9.5% Industrial 12.7% Reduced exposure to construction and development lending Improving collateral coverage for real estate secured loans Retail 10.9% • Total Multifamily 36.8% Office 15.0% 80.0% $863,492 70.0% 63.6% 60.0% 50.0% 40.0% 30.0% 20.0% 10.0% 0.0% 2013 2014 2015 2016 2017 15 Total Constru ction & Developmen t Total In vestor CRE Total M ultifamily WAVG LTV - CRE Dollar values in thousands Loa n to Va l ue 68.3% 66.9% 66.5% $623,155 $500,767 32.9% $357,506 33.7% $269,411 40.2% 43.1% 34.5% 27.7% 25.2% 23.2% 17.0% 61.9% 36.8% 40.3% 32.2% 48.1% 50.1% 15.1%

Asset Quality Non-Performing Assets • • • Sound asset quality Prudent risk selection Proactive risk management $10, 000 2.50% $8,000 2.00% $6,000 1.50% $4,000 1.00% $2,000 0.50% $-0.00% 2013 2014 2015 2016 2017 Net Charge-Offs Allowance for Loan Losses NCOs ($000s) $2,500 2.00% $25, 000 2.00% $2,000 $20, 000 1.50% 1.75% $1,500 $15, 000 1.00% 1.50% $9,489 $1,000 $10, 000 $8,360 0.50% 1.25% $500 $5,000 $-0.00% $-1.00% 2013 2014 2015 2016 2017 2013 2014 2015 2016 2017 16 ALLL ($000s) 1.75%% of Gross Loans $16,502 1.59% $12,333 1.22% $10,052 1.23% 1.26% $2,154% of As sets 0.51% $937$969 $372 0.14% 0.11% $6 0.00% 0.07% $8,720NPAs ($000s) 1.51% % of As sets $6,506 $3,867 0.52% $1,720 0.55% $3,064 0.33% 0.11%

Deposit Portfolio As of December 31, 2017 Noninterest Bearing Deposits ($292.5 M illion) Interest B ea ring Deposits ($1,046.8 M illion) • Organic growth driven by expanding relationships with borrowers Core deposits total 76.7% of the deposit portfolio 5-year CAGR of total deposits outperforms both Peer Groups at 16.1%1 and 8.9%2 78% • • 22% $1,339,350 2013 2014 2015 2016 2017 Total D epos its ($000s ) 1 High Loan Growth Peer Group, defined as 9 publicly traded bank holding companies with a 5-year gross loans CAGR greater than 15.0% 2 High Performing Peer Group, defined as 12 publicly traded bank holding companies with 5-year average ROA greater than 1.15% and 5-year average efficiency ratio less than 60.0% 17 $1,023,508 $761,882 $601,373 $522,179

Deposit Mix • Balanced growth among all deposit products As of December 31, 2017 ($000s) $207,481 Noninterest Bearing Tra nsaction Deposits Interest B ea ring Transa ction Deposits Sa vings & M oney M arket Deposits Time Deposits • Consistent incremental growth in noninterest bearing deposits $292,539 • 43.9% 5-year CAGR of noninterest $292,096 $177,292 bearing DDAs $1,339,350 Brokered Deposits 2013 2014 2015 2016 2017 18 Dollar values in thousands $369,942 $1,023,508 15.5% 21.8% $761,882 13.7% 26.7% 27.6% $601,373 15.3% 25.3% 23.4% $522,179 13.9% 14.6% 30.3% 13.2% 20.1% 30.0% 13.0% 17.8% 17.1% 21.9% 17.0% 23.3% 19.8% 24.0% 22.2% 18.2% 14.5%

Profitability Metrics Historical Profitability Metrics • Sustained profitability despite compressed margins in historic low-rate environment 25.00% ROE 3.00% 2.50% 20.00% 2.00% 15.00% 1.50% • Net interest margin (NIM) consistently outperforms peers 10.00% 1.00% 5.00% 0.50% 0.00% 0.00% * 2013 2014 2015 2016 2017 NIM Vs. Peer Groups 5.00% 4.75% 4.50% 4.25% 4.00% 3.75% 3.50% 3.25% 2013 2014 2015 2016 2017 BWB Peer Group - Hig h Loa n Growth Peer Group - Hig h Performa nce 19 Source: S&P Global Market Intelligence * ROA and ROE in 2017, excluding a one-time additional expense of $2.0 million related to the revaluation of our deferred tax asset, would have been 1.30% and 14.75%, respectively Net Interest Margin Return on Average Equity Return on Average Assets 4.65% 4.49% 4.18% 4.00% 3.92% ROA 20.49% 18.52% 17.50% 12.88% 13.18% 1.51% 1.39% 1.28% 1.20% 1.16%

Noninterest Expense Total Assets Per Employee Vs. Peer Groups • Commercial real estate lending reduces overhead costs $15, 000 $12, 500 $10, 000 $7,500 • Proficient delivery channels $5,000 $2,500 $0 • Efficiency drives profitability 2013 2014 2015 2016 2017 BWB ($000s ) Peer Group - Hig h Loa n Growth ($000s) Peer Group - Hig h Performa nce ($000s) Noninterest Expense / Average Assets 3.00% 2.75% 2.50% 2.25% 2.00% 1.75% 1.50% 2013 2014 2015 2016 Peer Group - Hig h Performa nce 2017 BWB Peer Group - Hig h Loa n Growth Source: S&P Global Market Intelligence 20 1.84%1.82%1.84%1.84% 1.76%

Focus on Efficiency Efficiency Ratio Vs. Peer Groups 64.2% 65.6% 61.7% 2013 2014 2015 2016 2017 BWB Peer Group - Hig h Loa n Growth Peer Group - Hig h Performa nce Source: S&P Global Market Intelligence 21 40.7% 53.9% 50.9% 57.4% 57.9% 52.4% 53.4% 51.3% 40.6% 44.4% 45.8% 43.6%

Tangible Book Value Growth 5-year tangible book value per share1 CAGR of 19.2% outperforms both peer groups at 7.3%2 and 7.8%3 $175,000 $6.00 $5.50 $5.00 $4.50 $4.00 $3.50 $3.00 $2.50 $2.00 $1.50 $1.00 $0.50 $0.00 $150,000 $125,000 $100,000 $75,000 $50,000 $25,000 $0 2013 2014 2015 2016 2017 Tangible Book Value ($000s) Tangible Book Value Per Sha re 1 Tangible book value per share is a non-GAAP financial measure. For further information, see the Appendix to this presentation 2 High Loan Growth Peer Group, defined as 9 publicly traded bank holding companies with a 5-year gross loans CAGR greater than 15.0% 3 High Performing Peer Group, defined as 12 publicly traded bank holding companies with 5-year average ROA greater than 1.15% and 5-year average efficiency ratio less than 60.0% 22 $5.40 $4.53$133,293 $4.05 $111,306 $3.36 $2.67 $80,178 $53,738 $42,363

BRIDGEWATER BANCSHARES, INC.

Capitalization

	As of December 31, 2017	
	Actual	As Adjusted[1]
	(dollars in thousands, except share data)	
Long-Term Debt:		
Notes Payable	$ 17,000	$ 17,000
Subordinated Debentures, Net of Issuance Costs	24,527	24,527
Total Long-Term Debt	$ 41,527	$ 41,527
Shareholders' Equity:		
Common Stock - $0.01 Par Value		
Voting Common Stock - Authorized 75,000,000; Issued and Outstanding 20,834,001 and 26,230,832 on an Actual and Adjusted Basis, Respectively	$ 208	$ 262
Non-Voting Common Stock - Authorized 10,000,000; Issued and Outstanding 3,845,860 and 2,823,542 on an Actual and Adjusted Basis, Respectively	38	28
Additional Paid-In Capital	66,324	112,513
Retained Earnings	69,508	69,508
Accumulated Other Comprehensive Income	1,084	1,084
Total Shareholders' Equity	$ 137,162	$ 183,395
Total Capitalization	$ 178,689	$ 224,922
Capital Ratios:		
Total Risk-Based Capital Ratio	12.46%	15.77%
Tier 1 Risk-Based Capital Ratio	9.49%	12.81%
Common Equity Tier 1 Capital Ratio	9.49%	12.81%
Leverage Ratio	8.38%	11.30%
Tangible Common Equity to Tangible Assets[2]	8.26%	10.82%
Tangible Book Value Per Share[2]	$ 5.40	$ 6.18

[1] After giving effect to the net proceeds from the sale by us of 4,374,513 shares of common stock at an assumed offering price of $11.50 per share, which is the midpoint of the expected price range for the offering, after deducting discounts and commissions and estimated offering expenses payable by us

[2] Tangible common equity to tangible assets and tangible book value per share are non-GAAP financial measures; for further information; see the Appendix to this presentation

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NICHE • • MODEL • • • • 24 PROACTIVE RISK MANAGEMENT STRONG CREDIT QUALITY CULTURE BASED ON ACCOUNTABILITY FAVORABLE MARKET DEMOGRAPHICS PROFITABLE & EFFICIENT BUSINESS EXPERIENCED MANAGEMENT TEAM COMMERCIAL BANKING EXPERTISE WITH MULTIFAMILY

[LOGO]

BRIDGEWATER BANCSHARES, INC.

Consolidated Summary Financial Information

Dollar Values in Millions

	For the Fiscal Year Ended,				
	2013Y	2014Y	2015Y	2016Y	2017Y
Balance Sheet					
Total Assets	$ 576	$ 702	$ 929	$ 1,260	$ 1,617
Net Loans	468	587	787	985	1,327
Deposits	522	601	762	1,024	1,339
Gross Loan/Deposits	91%	99%	105%	98%	101%
Capital					
Total Equity	$ 42	$ 54	$ 80	$ 115	$ 137
Tangible Common Equity[1]	42	54	80	111	133
Tangible Common Equity/Tangible Assets[1]	7.35%	7.65%	8.63%	8.86%	8.26%
Tier 1 Leverage Ratio	7.62%	7.75%	8.89%	9.44%	8.38%
Tier 1 Risk-based Capital Ratio	9.11%	9.15%	10.34%	11.49%	9.49%
Total Risk-based Capital Ratio	10.37%	10.41%	11.59%	12.74%	12.46%
Earnings & Profitability					
Net Income	$ 6.5	$ 9.9	$ 11.2	$ 13.2	$ 16.9
ROA	1.28%	1.51%	1.39%	1.20%	1.16%
ROE	18.52%	20.49%	17.50%	12.88%	13.18%
Net Interest Margin	4.65%	4.49%	4.18%	4.00%	3.92%
Non-Int Inc./Avg. Assets	-0.03%	0.15%	0.23%	0.23%	0.17%
Non-Int Exp./Avg. Assets	1.84%	1.82%	1.84%	1.84%	1.76%
Efficiency Ratio	40.7%	40.6%	43.6%	45.8%	44.4%
Asset Quality					
NPAs/Assets	1.51%	0.55%	0.33%	0.52%	0.11%
Reserves/NPLs	175.06%	1,028.06%	429.94%	530.91%	1,448.81%
Reserves/Loans	1.75%	1.59%	1.26%	1.23%	1.22%
NCOs/Average Loans	0.51%	0.07%	0.14%	0.11%	0.00%

26

[1] Tangible common equity and tangible common equity to tangible assets are non-GAAP financial measures; for further information, see page 31

BRIDGEWATER BANCSHARES, INC.

Comparison: High Loan Growth Peers

Selected Nationwide Major Exchange Banks with Total Assets Between $1.0 Billion and $7.5 Billion, and:

- ***5-Year Average ROAA > 0.75%***
- ***5-Year Net Loans CAGR > 15.0%***

		Market Information			Balance Sheet: 5 Year CAGR					Income Statement: 5 Year Average				
			Price /			Noninterest								
Company	Ticker	Market Cap ($MM)	TBV (%)	Total Assets ($MM)	Total Deposits (%)	Bearing Deposits (%)	Gross Loans (%)	Net Income (%)	TBV per Share (%)	ROAA (%)	ROAE (%)	NIM (%)	Efficiency Ratio (%)	NIE / Avg. Assets (%)
Eagle Bancorp, Inc.	EGBN	2,063	245	7,476	15.1	17.6	18.8	27.7	16.5	1.47	12.22	4.31	43.3	2.0
HomeStreet, Inc.	HMST	766	114	6,742	19.2	21.1	21.4	NA	6.5	0.83	8.71	3.41	83.9	7.6
Hanmi Financial Corporation	HAFC	995	181	5,210	12.7	11.9	15.9	NA	7.3	1.33	10.96	3.90	57.5	2.5
Preferred Bank	PFBC	931	263	3,770	19.2	12.3	21.1	16.2	10.5	1.32	12.30	3.88	40.2	1.6
Guaranty Bancshares, Inc.	GNTY	348	187	1,963	11.9	52.1	16.4	0.4	5.6	0.88	10.19	3.42	65.8	2.5
Bankwell Financial Group, Inc.	BWFG	252	161	1,797	24.8	23.3	23.8	72.5	7.4	0.77	7.84	3.68	62.9	2.3
Southern First Bancshares, Inc.	SFST	316	211	1,625	19.1	28.8	16.7	40.9	12.6	0.85	10.46	3.64	59.5	2.4
Middlefield Banc Corp.	MBCN	158	155	1,106	8.2	21.8	17.7	8.5	4.5	0.97	10.76	3.87	62.7	2.5
Northeast Bancorp	NBN	191	149	1,034	16.1	(1.1)	16.4	47.5	5.3	0.79	5.96	4.72	73.6	3.9
	High	2,063	263	7,476	24.8	52.1	23.8	72.5	16.5	1.47	12.30	4.72	83.9	7.6
	Low	158	114	1,034	8.2	(1.1)	15.9	0.4	4.5	0.77	5.96	3.41	40.2	1.6
	Mean	669	185	3,414	16.2	20.9	18.7	30.5	8.5	1.02	9.93	3.87	61.0	3.0
	Median	348	181	1,963	16.1	21.1	17.7	27.7	7.3	0.88	10.46	3.87	62.7	2.5
Bridgewater Bancshares, Inc.	BWB	-	-	1,617	26.7	43.9	28.7	30.7	19.2	1.31	16.52	4.25	43.0	1.8

Source: S&P Global Market Intelligence; peer group market data as of 12/31/17

27

BRIDGEWATER BANCSHARES, INC.

Comparison: High Performance Peers

Selected Nationwide Major Exchange Banks with Total Assets Between $1.0 Billion and $7.5 Billion, and:

- ***5-Year Average ROAA > 1.15%***
- ***5-Year Average Efficiency Ratio < 60.0%***

		Market Information			Balance Sheet: 5 Year CAGR					Income Statement: 5 Year Average				
			Price /											
Company	Ticker	Market Cap ($MM)	TBV (%)	Total Assets ($MM)	Total Deposits (%)	Noninterest Bearing Deposits (%)	Gross Loans (%)	Net Income (%)	TBV per Share (%)	ROAA (%)	ROAE (%)	NIM (%)	Efficiency Ratio (%)	NIE / Avg. Assets (%)
Eagle Bancorp, Inc.	EGBN	2,063	245	7,476	15.1	17.6	18.8	27.7	16.5	1.47	12.22	4.31	43.3	2.0
First Financial Bankshares, Inc.	FFIN	3,063	387	7,255	10.4	9.3	10.9	7.9	8.9	1.61	13.20	4.13	48.4	2.3
Westamerica Bancorporation	WABC	1,515	326	5,513	2.7	39.9	(9.4)	NA	2.9	1.20	11.30	3.50	50.5	2.1
Hanmi Financial Corporation	HAFC	995	181	5,210	12.7	11.9	15.9	NA	7.3	1.33	10.96	3.90	57.5	2.5
Lakeland Financial Corporation	LKFN	1,159	250	4,683	9.2	16.7	11.0	11.5	9.1	1.31	12.71	3.25	48.3	1.8
Washington Trust Bancorp, Inc.	WASH	899	264	4,530	7.0	8.8	7.7	8.1	6.9	1.19	12.03	3.13	57.5	2.7
Community Trust Bancorp, Inc.	CTBI	782	168	4,136	2.4	5.3	4.0	1.2	6.2	1.20	9.94	3.83	56.5	2.6
Preferred Bank	PFBC	931	263	3,770	19.2	12.3	21.1	16.2	10.5	1.32	12.30	3.88	40.2	1.6
Stock Yards Bancorp, Inc.	SYBT	806	243	3,240	7.7	61.5	8.6	9.1	8.4	1.37	13.15	3.68	58.6	2.9
German American Bancorp, Inc.	GABC	768	249	3,144	8.6	11.6	12.0	9.1	0.1	1.27	12.12	3.73	56.3	2.6
West Bancorporation, Inc.	WTBA	397	223	2,114	9.8	1.3	10.2	9.3	7.3	1.27	14.41	3.50	48.2	1.8
Parke Bancorp, inc.	PKBK	157	135	1,137	6.3	32.9	10.0	18.2	9.8	1.54	12.39	4.16	37.9	2.0
	High	3,063	387	7,476	19.2	61.5	21.1	27.7	16.5	1.61	14.41	4.31	58.6	2.9
	Low	157	135	1,137	2.4	1.3	(9.4)	1.2	0.1	1.19	9.94	3.13	37.9	1.6
	Mean	1,128	245	4,351	9.3	19.1	10.1	11.8	7.8	1.34	12.23	3.75	50.3	2.3
	Median	915	247	4,333	8.9	12.1	10.5	9.2	7.8	1.31	12.26	3.78	49.5	2.2
Bridgewater Bancshares, Inc.	BWB	-	-	1,617	26.7	43.9	28.7	30.7	19.2	1.31	16.52	4.25	43.0	1.8

Source: S&P Global Market Intelligence; peer group market data as of 12/31/17

28

Consolidated Capital Ratios 15.00% 12.50% 10.00% 7.50% 5.00% 2.50% 0.00% 2013 2014 2015 2016 2017 •Tangible Common Equity I Tangible Assets 1 •Tier 1Leverage Ratio •Tier 1Capital Ratio •Total Risk-Based Capital Ratio 1Tangible common equity to tangible assets is a non-GAAP financial measure;for further information, see page 31 29 12.74% 12.46%

Prudent Capital Deployment Effective Capital Allocation 14.00 13.00 12.00 11.00 10.00 9.00 8.00 7.00 6.00 5.00 2013 Capital Net Asset 2014 Capital Net Asset 2015 Capital Net Asset 2016 Capital Net Asset 2017 Income Growth TCE / TA TCE / TA Raise Income Growth TCE / TA Raise Income Growth TCE / TA Raise Income Growth TCE / TA Raise 30 TCE / TA (%) 8.86 8.63 8.26 7.35 7.65 Capital Raised = $0M Earnings = $9.9M ROAA = 1.51% Asset Growth = 22% Capital Raised = $15M Earnings = $11.2M ROAA = 1.39% Asset Growth = 32% Capital Raised = $27.5M Earnings = $13.2M ROAA = 1.20% Asset Growth = 36% Capital Raised = $25M Earnings = $16.9M ROAA = 1.16% Asset Growth = 28%

Bridgewater Bancshares, Inc.

Reconciliation of Non-GAAP Measures

This presentation includes certain non-GAAP financial measures intended to supplement, not substitute for, comparable GAAP measures. Reconciliations of these non-GAAP financial measures are provided below. BWB believes these non-GAAP financial measures provide useful information to both management and investors to analyze and evaluate BWB's financial performance. Because not all companies use the same calculations for these measures, the information in this presentation may not be comparable to other similarly titled measures as calculated by other companies.

Tangible Common Equity & Tangible Common Equity/Tangible Assets	As of and for the year ended December 31, 2013	2014	2015	2016	2017
Common Equity	$ 42,363	$ 53,738	$ 80,178	$ 115,366	$ 137,162
Less: Intangible Assets	-	-	-	(4,060)	(3,869)
Tangible Common Equity	$ 42,363	$ 53,738	$ 80,178	$ 111,306	$ 133,293
Total Assets	$ 576,222	$ 702,175	$ 928,686	$ 1,260,394	$ 1,616,612
Less: Intangible Assets	-	-	-	(4,060)	(3,869)
Tangible Assets	$ 576,222	$ 702,175	$ 928,686	$ 1,256,334	$ 1,612,743
Tangible Common Equity/Tangible Assets	7.35%	7.65%	8.63%	8.86%	8.26%

Tangible Book Value Per Share	2013	2014	2015	2016	2017
Book Value Per Common Share	$ 2.67	$ 3.36	$ 4.05	$ 4.69	$ 5.56
Less: Effects of Intangible Assets	-	-	-	(0.17)	(0.16)
Tangible Book Value Per Common Share	$ 2.67	$ 3.36	$ 4.05	$ 4.53	$ 5.40

31

Deferred Tax Asset Revaluation Net Income Deferred Tax Asset Revaluation Charged to Provision for Income Tax Net Income Before Deferred Tax Asset Revaluation $ 16,889 2,005 $ 18,894 ROA Before Deferred Tax Asset Revaluation ROE Before Deferred Tax Asset Revaluation Earnings Per Common Share, Basic Before Deferred Tax Asset Revaluation Tangible Book Value Per Common Share Before Deferred Tax Asset Revaluation 1.30% 14.75% 0.77 5.48 $ 32 Deferred Tax Asset RevaluationDecember 31, 2017

J E RRY BAACK Chairman, President and Chief Executive Officer DAVID J URAN Executive Vice President, Dougherty & Company LLC JAMES JO H NSON Franchise Owner, Express Employment Professionals , , J EFF S HEL LB E RG Executive Vice President and Chief Credit Officer TOM T R UTNA Founder, Big Ink DAVID VOLK Principal, Castle Creek Capital TOD D URNESS Shareholder, Winthrop & Weinstine, P.A. 33

BRIDGEWATER BANCSHARES, INC.